July 1, 2009

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Stop 7010
Washington, D.C. 20549

RE:	SEC Letter dated June 25, 2009
The Clorox Company, Form 10-K for the Fiscal Year Ended June 30, 2008 and Forms
10-Q for Fiscal Quarters Ended September 30, 2008, December 31, 2008 and March 31, 2009
File Number 1-07151

Dear Mr. Decker:

We would like to thank the Staff for the attention devoted to the Clorox Company’s (“Clorox” or “the Company”) segment reporting disclosure and for taking the time to discuss our disclosure in the conference call on June 19, 2009.

We respectfully submit the following responses to the comments included in your letter of June 25, 2009, relating to your review of the Company’s Form 10-K for the Fiscal Year Ended June 30, 2008, and Forms 10-Q for the Fiscal Quarters Ended September 30, 2008, December 31, 2008 and March 31, 2009.

Form 10-K for the year ended June 30, 2008

Note 22. Segment Reporting, page 58

Comment: We read your responses to the comments from our letter dated May 29, 2009. Based on the information you have provided us to date, we believe that your Strategic Business Units represent your operating segments under SAFS 131 and that you should revise your segment presentation accordingly.

Response: We understand that the Staff has concerns about the receipt of the limited SBU financial information and its use by the CEO. However, the Company continues to believe its current segment reporting disclosures meet the spirit and requirements of SFAS 131. We believe that reporting SBUs as operating segments would be inconsistent with the guidance of SFAS 131 in that designating the SBUs as operating segments would result in reporting that is inconsistent with how the CEO manages the business, and would override management’s judgment about its operating segments.

The Company acknowledges that the CODM (the Company’s CEO) receives limited discrete financial information about the SBUs. However, under paragraphs 10 through 15 of SFAS 131, the Company does not believe that the mere receipt of this data is sufficient to deem the SBUs to be operating segments. SFAS 131 contemplates the CODM’s “use” of the segment financial information to make resource allocations and assess performance. As our previous correspondence to the Staff indicates, the CODM does not use this information to allocate resources to or determine profit targets for the SBUs. The allocation of resources to the SBUs and profit determinations are performed and approved by the segment managers, with input from the division managers and SBU leaders, who have access to the type of brand-level financial information needed to accurately allocate resources and assess performance at the SBU level. The limited SBU financial information that the CODM receives is insufficient and inadequate for him to decide how to allocate resources to the SBUs and assess the performance of the SBUs. The CODM receives limited discrete information about SBUs to enhance his understanding of the performance of the North America and International segments.

In addition, the Company does not believe that identification of SBUs as operating segments would help investors understand the Company any better than the current segment disclosures. In other words, it would not enable an investor to see the enterprise “through the eyes of management” which “enhances a user’s ability to predict actions or reactions of management that can significantly affect the enterprise’s prospects for future cash flows" (paragraph 60 of SFAS 131). The Company does not use SBU-level information to discuss segment performance with the investment community because SBU performance is not relevant to management’s assessment of the Company’s performance. Instead, brand-level sales information is used to provide additional perspective on the Company’s performance in its MD&A, on its website, in discussions with credit rating agencies, and in discussions with investors and analysts on the performance of the Company’s segments.

The CEO makes resource allocation decisions as part of the strategic planning and annual budgeting processes. In connection with the strategic planning process, the CEO reviews a number of value-creating initiatives which may be at the Company, segment, SBU or brand level. The CEO selects for implementation, resourcing and inclusion in the annual budget and capital spending plan, those initiatives he believes have the highest probability of success in delivering the Company strategy and financial goals. These resource allocation decisions are embedded in the financial targets the CEO sets for North America and International, which are allocated to SBUs by the segment managers, with input from division managers and SBU leaders. It is through this process that the CODM allocates resources to the North America and International operating segments. Based on this process, the Company believes that North America and International represent the Company’s operating segments.

Performance assessment for compensation purposes for the CODM and each member of the Company’s senior management, its Executive Committee, is not at the SBU level, further demonstrating that the business is managed and assessed consistently with the Company’s determination of North America and International as its operating segments.

The Company appreciates the Staff’s willingness to arrange a conference call with the Company’s CEO, Mr. Wayne Carnall and the Staff to further discuss the CEO’s use of the limited SBU financial information and how this limited information is insufficient for making resource allocations decisions at the SBU level. We will confirm the date with you as soon as possible.

Comment: As we discussed in our conference call on June 19, 2009, we believe that to better understand whether two or more SBUs are economically similar, such that they can be aggregated into the same reportable segment, you should also consider other financial measures in addition to gross margin, such as sales and SBU profit. In determining economic similarity, the financial measures and related trends of each operating segment should be compared individually to each other operating segment. To the extent you aggregate two SBUs into the same reportable segment that appear to have dissimilar economic characteristics and/or trends in one or more historical periods, you should explain in your analysis the factors you considered in concluding that these differences were temporary and not indicative of one or both SBU’s future prospects. In doing so, please also address how you determined that these two SBUs would again have similar long-term economic characteristics in the future.

Response: [CONFIDENTIAL TREATMENT REQUESTED BY THE CLOROX COMPANY – CTR1OF2/RL07.01.2009]

As we discussed, we expect to discuss with the Staff the supplemental aggregation information provided herein during our upcoming conference call. Thank you again for your consideration.

Proposed Next Steps

In light of the fact that we would like to resolve this matter with sufficient time to reflect agreed disclosures in our annual report on Form 10-K for the fiscal year ended June 30, 2009, we look forward to discussing these matters with you during our conference call next week.

After submitting this letter, we will follow up with a phone call to schedule the proposed telephone conference call. We appreciate your consideration in this matter.

If you have any questions or need any additional information, please contact Tom Johnson, Vice President – Controller, at (510) 271- 2873 or me at (510) 271-7377.

Sincerely,

/s/ Daniel J. Heinrich
By Thomas Johnson

Daniel J. Heinrich
Executive Vice President-
Chief Financial Officer

cc:

Laura Stein	Senior Vice President – General Counsel
Thomas Johnson	Vice President – Controller
Angela Hilt	Vice President – Corporate Secretary and Assistant General Counsel
Ernest Greene	Securities and Exchange Commission
Gary Waring	Ernst & Young
Todd Silva	Ernst & Young